UNITED STATES                               OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION       OMB Number:.....3235-0167
                Washington, D.C. 20549             Expires:  November 30, 1995
                                                   Estimated average burden
                                                   hours per response.....1.50

                      FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                    Commission File Number:   033-50192

PDC 1993-E Limited Partnership
(Exact name of registrant as specified in its charter)

103 East Main Street, Bridgeport, WV 26330 (304)842-3597
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Limited and General Partnership Interest
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)                     Rule 12h-3(b)(1)(i)
           Rule 12g-4(a)(1)(ii)    X               Rule 12h-3(b)(1)(ii)
           Rule 12-4(a)(2)(i)                      Rule 12h-3(b)(2)(i)
           Rule 12g-4(a)(2)(ii)                    Rule 12h-3(b)(2)(ii)
                                                   Rule 15d-6

      Approximate number of holders of record as of the certification or notice date: 481

      Pursuant to the requirements of the Securities and Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: April 21, 1999         By:  /s/ Dale G. Rettinger,
                                      Dale G. Rettinger
                                     Executive Vice President
                                     Petroleum Development Corporation
                                     Managing General Partner.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.
The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It my be signed by an officer of the registrant, by counsel or by nay other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


SEC 2069 (8-93)